Exhibit 99.8

This agreement (“Agreement”) is entered into as of June 10, 2017 between S.B. Israel Telecom Ltd. (“SB”), and Hermetic Trust Ltd (“Trustee”) with respect to the NIS 1,166,100,000 (One Billion, One hundred and Sixty Six Million, One Hundred Thousand New Israeli Shekel) Fixed Rate Secured Notes due on January 29, 2020 (the “Notes”). The Notes are constituted by, are subject to, and have the benefit of, an Assumption Agreement dated as of November 30, 2012 (“Assumption Agreement”), an amended and restated Trust Deed dated January 29, 2013 (“Deed of Trust”), and the Amended and Restated Terms and Conditions of the Notes dated January 29, 2013 (the “Note Terms”, collectively with the Assumption Agreement, the Deed of Trust, and any other ancillary documents relating thereto, in each case as may be amended from time to time, the “Loan Documents”). Capitalized terms used herein shall have the meanings assigned to them in the Note Terms unless otherwise defined herein or the context requires otherwise.

(A)	In the event that Partner Communications Company Ltd (“Partner”) consummates a capital raise against issuance of Shares within 30 days of the date hereof (the “Capital Raise”), SB shall seek to purchase Shares in such Capital Raise for an aggregate amount of not less than 35 million NIS (but with no obligation to purchase in excess of 35 million NIS) (the “Amount”), which Amount shall have been contributed to SB by one or more of its owners in accordance with Condition 4(aa) of the Note Terms. If SB is unable to purchase Shares in the Capital Raise in the aggregate up to the full Amount, then the unspent portion of the Amount will be deposited by SB no later than the fifth Business Day (for purposes of this Agreement, “Business Day” means a day in which the banks are open in Israel and the United States) after the Target Date (as defined below), into an escrow account held by the Trustee to be used by SB to purchase Shares in compliance with law subsequent to the consummation of the Capital Raise (all such Shares purchased by SB at any time with the Amount or otherwise before August 31, 2017, referred to as the “Purchased Shares”). As of the date of this Agreement, SB holds 30.2% of the outstanding issued share capital of Partner. After consummation of the Capital Raise and no later than August 31, 2017, SB shall hold not less than 29.4% of the outstanding issued share capital of Partner (including any additional Shares that SB shall have otherwise acquired as a result of cash contributions by its owners in accordance with Condition 4(aa) of the Note Terms prior to August 31, 2017 without regard to the amount of the Amount) with all such Purchased Shares duly pledged and perfected in favor of the Trustee for the benefit of the Noteholders and the Trustee as set forth under Section (B)2 below. For the avoidance of doubt the requirement to hold at least 29.4% of the outstanding issued share capital of Partner is not an ongoing requirement but is only required to be satisfied on a day during the period following consummation of the Capital Raise and ending August 31, 2017 (without derogating from any of the terms of the Loan Documents). It is hereby expressly agreed and irrespective of the above provisions, that SB shall hold at all times at least 28% of the outstanding issued share capital of Partner.

(B)	The parties to this Agreement agree that:

1.	Condition 9(q) and Condition 4(c) of the Note Terms are suspended and waived with respect to such Capital Raise and the failure to satisfy Condition 9(q) and/or Condition 4(c) of the Note Terms shall not be considered as a breach of covenant and/or an Event of Default, provided, however, that no Change of Control shall occur as a result of the Capital Raise. The waiver set forth in this Section 1 shall be limited precisely as written and relate solely to the Capital Raise as defined herein, and nothing in this Agreement shall be deemed to (a) constitute a waiver of compliance by the Issuer or an amendment with respect to any other term, provision or condition of the Loan Documents, or any other instrument or agreement referred to therein except as expressly set forth herein, or (ii) prejudice any right or remedy that the Trustee and/or the Noteholders may now have or may have in the future under or in connection with the Loan Documents, or any other instrument or agreement referred to therein.

2.	As soon as practicable after each Target Date, and in no event later than 30 days after each Target Date, SB shall pledge in favor of the Trustee for the benefit of the Noteholders and the Trustee, by a first ranking fixed pledge and charge and by a first ranking assignment by way of charge, the Purchased Shares and the escrow account holding any unspent portion of the Amount, each to secure all amounts owing to the Noteholders and the Trustee under the Loan Documents, in the same manner and form as the Pledged Shares held by SB are then pledged and shall make all filings and perfections required in any relevant jurisdiction (all such pledge documentation, the “Additional Debentures”). All Purchased Shares shall be deposited in a securities account at an Israeli bank in Israel and duly pledged and perfected in favor of the Trustee for the benefit of the Noteholders and the Trustee as set forth above. For purposes hereof, “Target Date” shall mean (a) in relation to any Purchased Shares - the date of each acquisition of such Purchased Shares by SB and (b) in relation to the Escrow - the date Partner first issues Shares under the Capital Raise (whether or not SB acquired any Shares under such issuance) but less any amounts that on such date with respect to Purchased Shares that SB has irrevocably committed to purchase but which SB has not received.

3.	All Shares that are owned by SB and pledged in favor of the Trustee for the benefit of the Noteholders and the Trustee shall constitute part of the Pledged Shares and the Additional Debentures shall form part of the Debentures as defined in the Note Terms.

4.	Intentionally omitted.

5.	Condition 9(p) of the Note Terms shall be amended to include non-compliance with or breach of the terms and conditions of this Agreement.

6.	SB hereby represents and warrants that (a) each of the representations and warranties made under the Loan Documents shall be, after giving effect to this Agreement, true and correct in all material respects, in each case on and as of the date of this Agreement, except in the case of any such representation and warranty that expressly relates to a prior date, in which case such representation and warranty shall be so true and correct on and as of such prior date and (b) after giving effect to this Agreement, no Default or Event of Default shall have occurred and be continuing.

7.	Condition 13 of the Note Terms (Governing Law and Jurisdiction) shall apply to this Agreement (mutatis mutandis).

(C)	Notwithstanding anything to the contrary contained in any of the Loan Documents, and without derogating from Section (B)5 above, the actions expressly set forth in Sections (A) and (B)2 above shall not constitute an Event of Default or breach under the Note Terms or a breach under any other Loan Document so long as SB complies with Sections (A) and (B)2 above..

(D)	SB shall reimburse the Trustee and the Noteholders, within 10 days of first demand, for all of their reasonable out-of-pocket costs and expenses (including out-of-pocket attorney fees) in connection with the preparation, execution implementation, enforcement, preservation of rights under and termination of this Agreement or any related document, amendment, supplement or waiver.

(E)	This Agreement shall constitute an “Issue Document” within the meaning of such term under the Note Terms.

(signature page follows)

The foregoing is agreed to by all the signatories hereto as of the date first set forth above.

S.B. Israel Telecom Ltd.

/s/ Adam Chesnoff
By:

Hermetic Trust Ltd

/s/ Merav Offer
By: